UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Akili, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00974B107
(CUSIP Number)

Chamath Palihapitiya
c/o SC Master Holdings, LLC
506 Santa Cruz Avenue, Suite 300
Menlo Park, California 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974B107

1	NAMES OF REPORTING PERSONS Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,773,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,773,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,773,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consisting of 13,773,000 shares of common stock, par value $0.0001 per share, of Akili, Inc. (the “Issuer,” and its common stock, the “Issuer Common Stock”). SC PIPE Holdings LLC (“SC PIPE Holdings”) is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC PIPE Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of his indirect interests in SC PIPE Holdings or his control over SC PIPE Holdings, as the case may be. SC Master Holdings, LLC (“SC Master Holdings”) is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be. A trust for the benefit of members of Mr. Palihapitiya’s immediate family (the “Trust”) is the record holder of 1,900,000 of the shares of Issuer Common Stock reported herein. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by the Trust.

1	NAMES OF REPORTING PERSONS SC PIPE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,100,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,100,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 8,100,000 shares of Issuer Common Stock held of record by SC PIPE Holdings. SC PIPE Holdings is controlled by Mr. Palihapitiya and SC Master Holdings is the sole member of SC PIPE Holdings. Mr. Palihapitiya and SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of their indirect or direct interests in SC PIPE Holdings or their control over SC PIPE Holdings, as the case may be.

1	NAMES OF REPORTING PERSONS SC Master Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,873,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,873,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,873,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 11,873,000 shares of Issuer Common Stock. SC PIPE Holdings is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is the sole member of SC PIPE Holdings. SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of its direct interests in SC PIPE Holdings or its control over SC PIPE Holdings, as the case may be. SC Master Holdings is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be.

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (“SEC”) on August 23, 2022 (the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (“Issuer Common Stock”), of Akili Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 125 Broad Street, Fifth Floor, Boston, Massachusetts 02110.

The items below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference. The aggregate percentage of shares of Issuer Common Stock reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 78,174,532 shares of Issuer Common Stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-K filed with the SEC on August 10, 2023.

Item 4. Purpose of Transaction.

The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated by the following.

Mr. Palihapitiya is the former Chairman of the Issuer’s board of directors (the “Board”). Mr. Palihapitiya may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals also may from time to time be discussed or considered by the directors of the Issuer. These discussions and other factors may result in a Reporting Person’s consideration of various alternatives with respect to his or its investment, including possible changes in the Board and/or management of the Issuer or other alternatives to increase shareholder value.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and supplemented by the following:

The information contained on the cover pages of this Amendment is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 2023

CHAMATH PALIHAPITIYA

By:	/s/ Chamath Palihapitiya

SC PIPE HOLDINGS LLC

By: SC MASTER HOLDINGS, LLC, its sole member

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

SC MASTER HOLDINGS, LLC

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer